UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

(Post-Effective Amendment No. 1)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AKERNA CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7374	83-2242651
(State or other jurisdiction of incorporation or organization)	Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1550 Larimer Street #246

Denver, Colorado 80202

1-888-932-6537

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

Corporation Service Company

251 Little Falls Drive

Wilmington, Delaware 19808

(302) 636-5400

(Address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Jason K Brenkert, Esq. Sudeep Simkhada, Esq. Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 Telephone: (303) 352-1133 Fax Number: (303) 629-3450	Faith L. Charles, Esq. Naveen Pogula, Esq. Thompson Hine LLP 335 Madison Avenue, 12th Floor New York, New York 10017 Telephone: (212) 344-5680 Facsimile: (212) 344-6101

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ File No. 333-265641

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The Registrant shall become effective upon filing in accordance with Rule 462(d) promulgated under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 Registration Statement is filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended (the “Securities Act”) and relates to the public offering of units and pre-funded units of Akerna Corp. (the “Registrant”), contemplated by the Registration Statement on Form S-1, as amended (File No. 333-265641), initially filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on June 15, 2022 (as amended, the “Prior Registration Statement”) pursuant to the Securities Act, which was declared effective by the Commission on June 29, 2022.

The Registrant is filing this Amendment No. 1 solely to add exhibits to the previously effective Prior Registration Statement by (i) removing the previously filed Exhibit 5.1 and replacing it with Exhibit 5.1 filed herewith in order to reflect an increase in the number of shares covered by the legal opinion of Dorsey & Whitney LLP, (ii) removing the previously filed Exhibit 1.1 and replacing with the Exhibit 1.1 filed herewith in order to reflect the executed form of the underwriting agreement, (iii) removing the previously filed Exhibit 4.9 and replacing with the Exhibit 4.9 filed herewith in order to reflect final form of the warrant underlying units covered by the Prior Registration Statement, and (iv) removing the previously filed Exhibit 4.11 and replacing with the Exhibit 4.11 filed herewith in order to reflect final form of the underwriter’s warrant covered by the Prior Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part II Item 16(a) of the Registration Statement on Form S-1 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Prior Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Commission. The contents of the Prior Registration Statement, including all amendments and exhibits thereto, are hereby incorporated by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

See the Exhibit Index on the page immediately preceding the exhibits for a list of the additional exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

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SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, State of Colorado, on July 1, 2022.

AKERNA CORP.

By:	/s/ Jessica Billingsley
Name: Jessica Billingsley
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jessica Billingsley	Chief Executive Officer and Director	July 1, 2022
Jessica Billingsley	(Principal Executive Officer)

/s/ Larry Dean Ditto Jr.	Interim Chief Financial Officer	July 1, 2022
Larry Dean Ditto Jr.	(Principal Financial and Accounting Officer)

*	Director	July 1, 2022
Scott Sozio

*	Director	July 1, 2022
Matthew Kane

*	Director	July 1, 2022
Tahira Rehmatullah

*	Director	July 1, 2022
Barry Fishman

* By:	/s/ Jessica Billingsley
Jessica Billingsley
Attorney-in-Fact

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EXHIBIT INDEX

Exhibit
Number	Description
1.1*	Underwriting Agreement between the Registrant and A.G.P./Alliance Global Partners dated June 30, 2022

4.9*	Form of warrant underlying unit

4.11*	Form of underwriter’s warrant

5.1*	Opinion of Dorsey & Whitney LLP

23.2*	Consent of Dorsey & Whitney LLP (included as part of Exhibit 5.1 hereto)

24.1	Power of Attorney (incorporated by reference to the signature page to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-265641), originally filed with the Securities and Exchange Commission on June 15, 2022)

*	Filed herewith.

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